

August 29, 2013

Via E-mail
Mr. Ye Guohua
Chief Financial Officer
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road, Jinshan District
Shanghai, PRC 200540

> **RE:** **Sinopec Shanghai Petrochemical Company Limited**
> **Form 20-F for the Year ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 1-12158**

Dear Mr. Ye:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. You represented in your letters to us dated March 29, 2010 and June 24, 2010 that you purchased crude oil from Sudan in 2007 through 2009, and that you would disclose information about crude oil purchases from Sudan, Syria and Cuba, including information regarding volume. Your Form 20-F does not include disclosure about crude oil purchases from these countries. As you know, Sudan, Syria and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan, Syria and Cuba since your prior

letters, whether directly or through subsidiaries, affiliates, or other indirect arrangements. Your response should describe any products, equipment, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

3. Please discuss the materiality of any contacts with Sudan, Syria and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Syria and Cuba.

4. You stated in your January 27, 2010 letter to us that you purchased crude oil from Iran through Sinopec Corp.'s subsidiary Unipec, and you disclose on page 26 that in 2012 you sourced crude oil from Iran through a wholly-owned subsidiary of Sinopec Corp. We note 2012 and 2013 articles reporting that Unipec purchases much of its crude oil from National Iranian Oil Company. It is not clear to us from your disclosure on page 26 whether your crude oil purchases from Iran involved National Iranian Oil Company, an entity included on the list of Specially Designated Nationals maintained by the U.S. Department of Treasury. Please tell us whether you purchased or purchase crude oil from National Iranian Oil Company, directly or indirectly, and, if so, discuss for us the potential for reputational harm from your business dealings with this entity.

Item 5. Operating and Financial Review and Prospects, page 32

Critical Accounting Policies, page 32

Impairments for Long-Lived Assets, page 33

5. To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures:
    *   The percentage by which fair value exceeds the carrying value;
    *   A description of the assumptions that drive the estimated fair value;

- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Financial Statements

Note 2 – Principal Accounting Policies, page F-14

(c) Property, Plant and Equipment, page F-17

6.   The range of useful lives for your plant and machinery of five to twenty years is very broad. Please breakout the plant and machinery category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, me, at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief